                        SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549

                                     FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                         PURSUANT TO RULE 13a-16 OR 15d-16

                      OF THE SECURITIES EXCHANGE ACT OF 1934

                                  December 1, 2003

                                ASTRIS ENERGI INC.

             (Exact name of Registrant as specified in its charter)

            2175-6 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1X2

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X       Form 40-F

                                    ---                —

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes             No  X

                                  ---            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


ASTRIS ENERGI INC.

FORM 6-K TABLE OF CONTENTS

Part I.    Financial Information

Item 1.  Unaudited Consolidated Interim Financial Statements of Astris Energi Inc. for the three-month period ended September 30, 2003.

         1.  History and Organization of the Company

         2.  Interim Reporting

         3.  Basis of Presentation

   4.  Significant Accounting Policies

   5.

 Advances from Related Parties

         6.  Related Party Transactions

   7.  Income Taxes

   8.  Share Capital

   9.

 Deferred Costs\

  10.

 Contingency

  11.  Agreements and Long-Term Commitments

Item 2.   Management Discussion and Analysis or Plan of Operation

        12.  Overview

        13.  Financial Position

        14.  Three Months Ended 9/30/03 and 9/30/02

        15.  Liquidity and Capital Resources

        16.  Forward Looking Statements

  Part II.  Other Information

  --------

  Item 1.   Legal Proceedings

  Item 2.   Changes in Securities

  Item 3.   Defaults upon Senior Securities

  Item 4.   Submission of Matters to a Vote of Security Holders

  Item 5.   Other Information

  Item 6.   Exhibits and Reports on Form 6-K

            SIGNATURES


Astris Energi Inc.

Consolidated Interim Balance Sheet

(Canadian dollars)

(unaudited)




                                                       September 30

                                             2003           2002

                                                ------------------------


Assets

Current

    Cash                                       $   446,512   $     9,232

    Receivables (Note 6)                           175,680        31,656

    Prepaid expenses and deposits (Note 6)         538,417        73,358

    Investment tax credit refundable (Note 7)       40,726

     -

    Deferred costs (Note 9)                             -        122,818

                                                ---------     ---------

                                                 1,201,335       237,064

Capital assets                                      20,620        13,564

                                                 ---------     ---------

                                               $ 1,221,955   $   250,628

                                                 =========     =========

Liabilities

Current

    Payables and accruals (Note 6)             $   233,423   $   313,182

    Goods and Services Tax payable                   8,272        16,660

                                                 ---------     ---------

                                                   241,695       329,842

Advances from related parties (Note 5)             415,287       413,288

                                                 ---------     ---------

                                                   656,982       743,130

                                                 ---------     ---------

Shareholders' equity (deficiency)

Share capital (Note 8)                           4,438,510     2,565,971

Deficit                                        (3,873,537)   (3,058,473)

                                                ----------    ----------

                                                  564,973      (492,502)

                                                ----------    ----------

                                               $ 1,221,955   $   250,628

                                                ==========    ==========



History and Organization (Note 1)

Interim Reporting (Note 2)

Basis of Presentation (Note 3)

Related Party Transactions (Note 6)

Agreements and Long-Term Commitments (Note 11)

                                   Page 1


Astris Energi Inc.

Consolidated Interim Statement of Operations

(Canadian dollars)

(unaudited)




                                               Three months ended Sept 30

                                                    2003           2002

                                               ---------------------------


Revenue                                       $   114,267

  $    (1,926)

                                               ----------      ----------

Expenses

    Subcontract                                   141,411          87,850

    General and administrative                    142,432          70,066

    Professional fees                              14,808          33,034

    Interest (Note 6)                               3,000           3,000

    Amortization                                    1,677           2,019

                                               ----------      ----------

                                                  303,328         195,969

                                               ----------      ----------

Net loss before the following

 (189,061)

    (197,895)

    Recovery of prior year’s investment

tax credits

-

19,432

Net loss for the period                          (189,061)      (178,463)

     Deficit, beginning of period              (3,684,476)     (2,880,010)

                                               ----------      ----------

Deficit, end of period                        $(3,873,537)     (3,058,473)

                                               ==========      ==========

Net loss per common share                     $    (0.010)    $    (0.012)

                                               ==========      ==========



                                   Page 2


Astris Energi Inc.

Consolidated Interim Statement of Cash Flows

(Canadian dollars)

(unaudited)




                                                Three months ended Sept 30

                                                    2003            2002

                                                ---------------------------


Operating

Net loss for the period                         $   (189,061)  $  (178,463)

Item not requiring cash

    - amortization                                     1,677         2,019

    - consulting fees paid in capital stock

      to non-related parties (Note 6)                 35,020

  35,242

    - consulting fees paid in capital stock

      to related parties (Note 6)                     59,490

  52,484

Net change in non-cash working capital balances

    related to operations                           (147,539)

 (12,902)

                                                  ----------    ----------

                                                    (240,413)     (101,620)

Investing

Purchase of capital assets                            (1,404)       (9,325)

                                                  ----------    ----------

(1,404)       (9,325)

Financing

Advances from related parties                             -

  10,000

Issuance of common shares (Note 8)                   650,000        30,449

                                                  ----------    ----------

                                                     650,000        40,449

Net increase (decrease) in cash during the year      408,183       (70,496)

Cash, beginning of period                             38,329        79,728

                                                  ----------    ----------

Cash, end of period                              $   446,512   $     9,232

                                                  ==========    ==========

Net change in non-cash operating working capital

    Receivables                                  $  (119,301)   $    1,027

    Prepaid expenses and deposits                    (79,872)      (26,600)

    Deferred costs

     -

 -

    Investment tax credits refundable                 87,592             -

    Current liabilities                              (35,958)       12,671

                                                  ----------    ----------

                                                 $  (147,539)   $  (12,902)



                                   Page 3


NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  History and Organization of the Company

     Astris Energi Inc. ("AEI" or the "Company") was incorporated as Kayty

Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the

Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. ("WLD") and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities. In December 1995, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of CDN$0.05 per warrant.  Additionally in December 1995 the Company changed its name to Astris Energi Inc. The purpose of the acquisition was for the Company to obtain a potentially promising business activity, and Astris Inc. was seeking to be part of a public company to facilitate raising working capital to further the development of its fuel cell research.  AEI began trading on the OTC.BB under the trading symbol ASRNF on June 20, 2001.

     The Company's principal business office is located at 2175 Dunwin Drive,

Unit 6, Mississauga, Ontario, Canada L5L 1X2 and its telephone number is (905)608-2000. The Company's e-mail address is mail@astrisfuelcell.com. The Company maintains a website at www.astrisfuelcell.com. The Company is not incorporating, by reference in this Form 6-K, the information on its website.

2.  Interim Reporting

     In the opinion of management, the accompanying unaudited consolidated interim financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to fairly present the financial position of AEI as of September 30, 2003 and their results of operations for the three months ended September 30, 2003 and 2002 and cash flows for the three months ended September 30, 2003 and 2002. All figures are in Canadian dollars unless otherwise stated.

     Pursuant to the rules and regulations of the Securities and Exchange Commission, (the "SEC") certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in Canada have been condensed or omitted from these financial statements unless significant changes have taken place since the end of the most recent fiscal year.  Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company as of December 31, 2002 and for the years ended December 31, 2002 and 2001 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 that was previously filed with the SEC.

     Results for the three months ended September 30, 2003 are not necessarily indicative of the results to be obtained for the full year.

                                   Page 4


3.  Basis of Presentation

These consolidated financial statements reflect the accounts of Astris Energi Inc. and its wholly-owned subsidiary, Astris Inc., which was acquired on December 31, 1995.  The Company is dedicated to the research and development of alternative energy sources.  The Company has incurred several years of losses and as at September 30, 2003 has a shareholders’ equity of approximately $565,000.

     As used in this report, unless the context otherwise indicates, the terms “we”, “us”, “our” and similar terms, as well as references to “Astris” or the “Company”, means Astris Energi Inc. The financial statements are stated in Canadian dollars, unless otherwise stated. The average exchange rate for three months ended September 30, 2003 was Cdn $1.38 for US $1.00.

     Management cannot determine if the Company will become profitable and when operating activities will begin to generate cash. If operating activities continue to use substantial amounts of cash, the Company will need additional financing. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

The Company’s ability to continue as a going concern is in substantial doubt and is dependent upon the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from their own resources or from third parties, the successful commercialization of one or more of the Company’s research projects and the Company achieving profitable operations.

     Historically, the Company has funded its operations through loans from the Directors.  Management plans to obtain the funds needed to enable the Company to continue as a going concern either through a joint venture with a manufacturer of related products, or through a private placement offering.  Management believes that with the necessary funding, the proprietary AFC technology patented by AEI offers a competitive advantage in the best subsequent performance/price ratio and can dominate the industry in the Company’s marketplace.  However, management cannot provide any assurance that the Company will be successful in obtaining the funds needed to provide for the continued operation of the company.

The outcome of these matters cannot be predicted at this time.  These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

These consolidated financial statements also conform to U.S. generally accepted accounting principles and no reconciliation between Canadian and U.S. generally accepted accounting principles is required.


4.

Significant Accounting Policies

Development costs and scientific research

All costs relating to scientific research, development and product evaluation are expensed as incurred.  Investment tax credits and government grants received toward these costs are netted against the related expenses.  As there has been uncertainty concerning recovery of investment tax credits, they are recognized upon notification by regulatory bodies.

Taxes payable

The Company follows the liability method of accounting for income taxes.  Under this method, income taxes reflect the future income tax consequences of differences between the financial statement carrying amounts and income tax bases of assets, liabilities, loss carry forwards and tax credits.

Goods and Services Tax is an amount payable in respect of federal commodity tax which was instituted in Canada in 1991.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Actual amounts could differ from those estimates.

Financial instruments

The fair value of financial instruments contained in these consolidated financial statements approximates book value unless otherwise indicated.

The financial risk is the risk to the Company’s earnings that arises from fluctuations in interest rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers.  In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limit.

Loss per share

Basic loss per share is calculated on the weighted average number of shares outstanding during the year.


5.

Advances from Related Parties

The following amounts have been advanced from related parties:




    2003

  2002

Due to a shareholder

$

315,287

$

315,287

Debenture due to shareholders

100,000

 100,000

$

415,287

$

415,287

Due to a shareholder



With respect to the amount due to a shareholder, the amount has arisen primarily as a result of the recognition of amounts subject to reimbursement to the shareholder for expenses incurred on behalf of the Company.  These amounts are to be reimbursed only if external financing amounting to $5,000,000 (U.S.) has been raised by the shareholder (see Note 10).

Debenture due to shareholders

The debenture due to shareholders is secured and bears interest at 12% per annum.  Unpaid interest, accrued to September 30, 2003, totalling $9,000, is included in payables and accruals.  There are no specific terms of repayment and the debenture holders have indicated that they will not demand repayment until after July 7, 2004.  Accordingly, the amount payable under the debenture has been classified as a long-term liability.  The debenture is collateralized by a fixed and floating charge on all of the assets and business of Astris Inc.

6.  Related Party Transactions

The Company has a 30% ownership interest in Astris s.r.o., a Czech company, in which the remaining 70% is owned by a company owned by a major shareholder of the Company (Macnor Corporation).  The Company’s 30% interest in losses of Astris s.r.o. has been applied to its investment.  This investment is accounted for on the equity basis.  As the Company’s share of losses is in excess of the original investment, the investment has been written down to nil in a prior year.

The Company regularly subcontracts portions of its research and development activities to Astris s.r.o.  To facilitate these activities, the Company advances funds to them.  In addition, the Company sells its products to Astris s.r.o., as required.  Included in prepaid expenses and deposits of $538,417 is an amount of $532,074 advanced to Astris s.r.o.  When this amount (or any part of it) has been utilized by Astris s.r.o. for the purpose for which the funds were advanced, it will be expensed. Included in receivables of $175,680 is an amount of $145,652 owed by Astris s.r.o.

For the three months ended September 30, 2003, the Company agreed to settle obligations owing by the Company to certain directors and/or officers and consultants through the issuance of common shares of stock.  The following were provided compensation for services as noted at a price of between $0.53 (U.S.) or $0.71 (Canadian) per share:





Name of Officer/Director                   Price Paid/    Number of

or Consultant

                   Debt Owed      Common Shares

--------------------------                 -----------    -------------


Macnor Corporation - consulting               $13,000

18,200

Gordon Emerson - consulting                   $21,490       30,250

Fortius - consulting                          $25,000       35,000

Non-related parties

    $35,020

48,470

 -----------     --------

Total

    $94,510

     131,920



For the three months ended September 30, 2003, the following amounts were expensed as interest to related parties:

J. Nor

$ 1,200 (2002 - $ 1,200)

D. Blenkarn

$ 1,200 (2002 - $ 1,200)

G. Crawford

$   600 (2002 - $   600)

During a previous year the Company signed an agreement with a company owned by one of the shareholders (Macnor Corporation) under which Macnor would open a website for Astris and market some of Astris’ products.  Astris would receive 5% of any recorded sales.  On May 31, 2003 this agreement was terminated and the Company will maintain its website and consummate all sales directly.

7.

Income Taxes

The Company has tax loss carryforwards of approximately $3,117,000.  If unused, the tax losses will expire as follows:

2009

$  537,000

2008

$  594,000

2007

$

   35,000

2006

$

   61,000

2004

$

   34,000

2003

$

1,856,000

The potential income tax benefit arising from loss carry forwards has not been reflected in these consolidated financial statements. The Company will determine its income tax on the liability method when it is in a taxable position.

During the period ended September 30, 2003 and 2002, the Company received or received notification of investment tax credit refunds of $ 40,726 and $ nil, respectively, which are netted against subcontract expense.


8.

Share Capital

Share capital consists of the following:

Authorized:

60,000,000 common shares

10,000,000 preferred shares

Issued and outstanding:

Common Shares

     #

____

     $

____

Issued as at December 31, 1998

10,643,556

1,086,676

Issued in 1999

Nil

Nil

Issued in 2000

1,494,228

348,622

Issued in 2001

1,202,435

  623,928

Issued in 2002

 3,150,225

1,002,888

Balance as at December 31, 2002

16,490,444

 3,062,114

Issued as at June 30, 2003

 1,526,627

   631,886

Issued in the period ending

   September 30, 2003

 -

in exchange for consulting and

professional fees and expenses

from non-related parties

    48,470

    35,020

-

in exchange for consulting fees

& expenses from related parties

    83,450

    59,490

-

issued for cash

 1,054,115

   650,000

 2,712,662

 1,376,396

Balance as at September 30, 2003

19,203,106

 4,438,510

No preferred shares have been issued.

At September 30, 2003 the Company had issued capital stock comprising 19,203,106 common shares.  However, this includes approximately 385,000 common shares to be issued to shareholders of a predecessor company.  These shareholders will be issued common shares in the Company if and when they present their share certificates in the predecessor company to the registrar.

During 1998, an option was granted to a public company to purchase 1,000,000 common shares of the Company at $ 0.30 (U.S.) per share.  The Company was notified that this option was sold to a Canadian controlled private corporation in the first quarter of 2003.  The option was to expire on October 22, 2003. The Company granted an extension to the option holder until October 22, 2004. Under the extension agreement, the option holder will exercise the option in stages on a monthly basis.

Pursuant to a subscription agreement dated July 30, 2003, with a Canadian controlled private corporation (the “subscriber”), the Company issued as a private placement, 500,000 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $250,000.  The first common share purchase warrant is exercisable up to July 30, 2004, at $ 0.50 (U.S.) per share.  The second common share purchase warrant is exercisable up to July 30, 2006 at $ 1.00 (U.S.) per share.


Pursuant to a subscription agreement dated September 10, 2003, with an accredited investor as defined under the laws of the province of Ontario (the “subscriber”), the Company issued as a private placement, 384,615 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $250,000.  The common share purchase warrant is exercisable up to September 12, 2006, at $ 0.85 (U.S.) per share.

Pursuant to a subscription agreement dated September 19, 2003, with an accredited investor as defined under the laws of the province of Ontario (the “subscriber”), the Company issued as a private placement, 169,500 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $100,000 (U.S.).  The common share purchase warrant is exercisable up to September 25, 2006, at $ 1.00 (U.S.) per share.

On October 30, 2002, the Board of Directors passed a resolution authorizing an amendment to the stock option plan of September 25, 2001, increasing the number of shares available in the plan by 1,400,000 shares, for a total of 2,600,000 shares.  The amendment was adopted by the Company’s shareholders at its annual and special meeting of shareholders held in November 2002.  All features of the plan remain unchanged.

In accordance with the terms of an agreement, dated October 1, 2002, with a financial agent (a Canadian corporation), the Company had granted to the agent an option to purchase 250,000 common shares at a price of  $ 0.40 (U.S.) per share, expiring in September 2007.  Exercising the option is contingent on the agent being able to raise specified funding.  50% of the option may be exercised upon raising $ 500,000 and the balance upon $ 1,000,000. Notification of termination of this agreement was provided by the Company in writing to the financial agent.

In accordance with the terms of an agreement, dated October 1, 2002, with a financial consulting corporation (a Canadian corporation), the Company had granted to the agent an option to purchase 200,000 common shares at a price of  $ 0.50 (U.S.) per share, expiring in July 2004.  Exercising the option was contingent on the consulting company being able to raise specified funding.  That funding was achieved in July 2003.

In an employment agreement, a signing bonus of an option of 250,000 common shares was granted to an officer of the Company in September 2003, at a price of $ 0.50 (U.S.) per share, expiring in September 2008.

As at September 30, 2003, the Company still has 450,000 shares under the options plan to be allocated.

As at September 30, 2003, the Company had a total of 4,391,615 common share purchase warrants issued.  These warrants have exercise prices varying from $ 0.50 (U.S.) per share to $ 1.00 (U.S.) per share and expiry dates ranging from July 2004 to November 2007.

                                  Page 10


9.

Deferred Costs

In September, 2000, the Company filed a registration statement with the United States Securities and Exchange Commission in order to become eligible for trading its shares on the OTC Bulletin Board Service.  Approval therefore was received on April 17, 2001.

Costs incurred in the filing and subsequent receipt of the approval, are deferred with a view to applying these costs against funds generated from future sales of the Company’s capital stock.

Such costs accumulated to September 30, 2003 and 2002, were $ nil and $ 122,818, respectively.

As there have been no sales of the Company’s capital stock in that regard to date, management decided to write off these deferred costs.

10.

Contingency

During 1999 a shareholder initiated legal claim against the Company for repayment of advances and expenses in the amount of $315,287.  Management was of the opinion that this advance was repayable only if certain external financing had been raised.  Since this had not been achieved, there was no requirement to repay the advance.

Further, in February 2001, the shareholder mentioned above had given notice to the Company of his intention to increase his claim by $1,627,301 to cover additional expenses he allegedly incurred on behalf of the Company.

The case was tried in the courts.  The Company was completely successful in its defence and the entire claim was dismissed in November 2002.  In December, the Company was awarded net costs in the amount of $81,000.

The shareholder has filed an appeal.  A date has been set for the appeal on January 29, 2004.  Management is of the opinion that the shareholder’s position is weak and that the appeal will not succeed.

11.

Agreements and Long-Term Commitments

The Company signed a Memorandum of Agreement with a Canadian company, Care Automotive, Inc. (formerly, CareAction Inc.) (Care Automotive), dated December 10, 2002, to enter into a joint venture in order to manufacture and market its present successful prototype and to continue research and development of further fuel cell models. Under the terms of the memorandum, Care Automotive was to provide funding of $ 15,000,000 over the first three years to a newly formed company, Astris Transportation Systems Inc. (ATSI), which was to be owned 60% by Care Automotive and 40% by the Company. The memorandum also provided for the Company and Care Automotive to enter into an investment agreement and for the Company and ATSI to enter into licence and capital lease agreements.

                                  Page 11


The licence agreement grants ATSI a non-exclusive worldwide licence to use certain of the Company’s technology for a period of fifteen years, provided that the Company will not grant to a third-party a licence to use the technology in the field of air, road and water transportation vehicle applications and systems for the first five years of the agreement. The Company retains the right to form joint ventures with manufacturers.

Care Automotive advised that in April 2003 it acquired a multi-million-dollar fuel cell laboratory in Montreal, Quebec which was formerly owned and operated by HPower Corporation of Englewood, New Jersey. The facility became available as a result of the recent acquisition of HPower by Plug Power Inc. Care Automotive advised that the facility will be operated by ATSI once all agreements and financing have been finalized.

On May 7, 2003 the first closing of investment under the investment agreement was completed with a $250,000 private placement of shares and warrants of the Company to a designee of Care Automotive. There were numerous delays by Care Automotive and ATSI in meeting their continued obligations to the Company by the dates specified in the agreements. The Company had granted extensions to accommodate them. For the period ended September 2003, Care Automotive and ATSI were unable to meet their financial obligations to the Company. In September 2003, the Company sent notices of termination of the agreements under the advice of legal counsel.

In June 2003, the Company announced that it had engaged First Energy Advisors Inc. to raise US$10 million in stages to pursue commercialization of its newest fuel cell, the POWERSTACK MC250.  Affiliates of First Energy Advisors have already invested more than $1,000,000 in the Company over the past twelve months.

In August 2003, the Company announced that it had signed a letter of intent (LOI) with Alternate Energy Corporation (AEC), a Nevada based corporation, to form a joint venture.  The proposed joint venture plans to combine the Companys’ fuel cell and hydrogen technologies to produce and sell complete stationary electric power systems for the vast household and business markets.  Set up of the joint venture will begin once due diligence is completed on AEC technology by independent third party(s).

In September 2003, the Company announced the appointment of H. David Ramm, a widely experienced corporate executive in the field of alternate energy systems, to Executive Vice-President.  He will also serve as Special Advisor to the Board of Directors until a seat on the Board becomes available.

The Company has a realty lease for two adjacent units.  The lease has an annual cost of $ 38,160 to October 31, 2003, $39,360 to October 31, 2004 and  $40,560 to October 31, 2005, plus proportionate share of common costs and GST.

                                  Page 12


ITEM 2.  Management's Discussion and Analysis of financial condition and results of operations

12.  Overview

     The Company's mission is to develop and manufacture affordable fuel cells, fuel cell power generators, and related small products for industrial, commercial, educational, scientific, transportation and similar applications. The Company intends to penetrate existing portable and other small generator markets with quiet, odorless, non-polluting and highly efficient fuel cell generators, which can compete both technically and economically with traditional energy sources.

     Since 1986, the Company has been engaged in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. Specifically, the Company's main focus has been to develop and market a one kilowatt alkaline fuel cell ("AFC") system which could be used to power golf cars and similar small vehicles. In March 2001, the Company completed an operating golf car powered by an AFC fuel cell system.

    The company's development and manufacturing affiliate in the Czech Republic completed and delivered:

     A 1-kilowatt portable system for extensive testing by the Czech military.

     A 1-kilowatt fuel cell engine capable of powering golf cars, in-plant delivery vehicles and other small vehicles, airport ramps and retirement communities.

     A 4-kilowatt power unit capable of providing electricity, heat and hot water for individual homes, motor homes and boats

     The company is now demonstrating the world's first alkaline fuel cell-powered golf car fueled with hydrogen.  To realize the full potential of these markets, Astris intends to partner with or license major manufacturers in each field, and initial negotiations have already begun.

     In addition, assuming success with the one to four kilowatt fuel cell project, in the future the Company will also seek to develop and market AFC systems up to ten or more kilowatts for other uses, such as powering small vehicles, power supplies in individual homes and emergency, uninterruptible power supplies for hospital emergency rooms and computers.

     The past two years have yielded exceptional progress for Astris and worldwide leadership in alkaline fuel cell technology. With prospects currently in view, Astris has three separate field-tested systems ready to "go commercial".

                                  Page 13


13.  Financial Position

     The Company will seek further outside capital through a sale of its Common Stock in a private placement offering. The Company has been approached by interested parties that are active in arranging such financing for the fuel cell industry. The Company succeeded in 2001 in posting its Common Stock on the O.T.C. Bulletin Board in order to facilitate such a financing.

     In June 2003 the Company announced that it has engaged First Energy Advisors Inc. to raise US$10 million in stages to pursue commercialization of its newest fuel cell, the POWERSTACK MC250.  Affiliates of First Energy Advisors have already invested more than $1,000,000 in Astris over the past twelve months.  Those funds have been used toward the prototyping and testing of the MC250.  As this new funding is made available, it will be used to bring the Company's much-advanced MC250 fuel cell into pilot production.

14.  Three Months 9/30/03 and 9/30/02

Revenue increased to $114,267 for the third quarter of 2003, and $139,579 for the nine months, from $10,244 for the first nine months of 2002, as the Company increased the sale of fuel cells, related products and contract work. A late-stage development company, Astris’ expenses continued to exceed revenue and the Company reported a loss of $189,061 for the third quarter and $630,980 for the nine months, which compares with a loss of $476,034 for the first nine months of 2002.

The Company increased its cash position from $253,938 at December 31, 2002 to $446,512 at September 30, 2003, representing its highest cash position to date.  The Company raised $650,000 through the issuance of common shares to private investors during the third quarter, bringing total proceeds from shares issued to $1,070,400 for the first nine months. Shareholders’ equity at September 30, 2003 was $564,973.

15.  Liquidity and Capital Resources

     Certain Directors of the Company continue to support and fund the Company’s operating expenses by loaning funds to cover its ongoing requirements when necessary.  The Directors have agreed to support the Company until a joint venture or sufficient private placements are completed.

     The Company has obtained additional outside capital through a sale of its Common Stock in private placement offerings.  The Company completed three private placements during the three month period ended September 30, 2003 and anticipates on more in the near future.

16.  Forward Looking Statements

     This quarterly report contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  All statements, other than statements of historical facts, included in or incorporated by reference into this quarterly report, are forward-looking statements.  In addition, when used in this document, the words “anticipate”, “estimate”, “project” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements are subject to certain risks,

                                  Page 14


uncertainties and assumptions including risks relating to our limited operating history and operations losses; significant capital requirements; development of markets required for successful performance by the company, as well as other risks described in the Company’s Annual Report on 20F and in this quarterly report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.  Although the Company believes that the expectations we include in such forward-looking statements are reasonable we cannot assure you that these expectations will prove to be correct.

PART II  OTHER INFORMATION

ITEM 1.  Legal Proceedings

     During 1999 a shareholder initiated legal claim against the Company for repayment of advances and expenses in the amount of $315,287.  Management was of the opinion that this advance was repayable only if certain external financing had been raised.  Since this had not been achieved, there was no requirement to repay the advance.

     Further, in February 2001, the shareholder mentioned above had given notice to the Company of his intention to increase his claim by $1,627,301 to cover additional expenses he allegedly incurred on behalf of the Company.

     The case was tried in the courts.  The Company was completely successful in its defense and the entire claim was dismissed in November 2002.  On December 18, 2002 the court ordered the shareholder to pay CDN$81,000 to the Company as partial indemnity for the costs it incurred in its successful defence.

     The shareholder has appealed to the Ontario Court of Appeal from the judgement dismissing his claim.  An appeal has been listed for hearing on Thursday, January 29, 2004.  Management is of the opinion that the shareholder’s position is weak and that the appeal will not succeed.

ITEMS 2-5:  Not applicable

ITEM 6: Exhibits and Reports on 6-K

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                             ASTRIS ENERGI INC.

                                             By:  /s/ Jiri K. Nor

                                                --------------------------

                                                     President

Date December 1, 2003

                                  Page 15


                          CERTIFICATION PURSUANT TO

                 18 USC, SECTION 1350, AS ADOPTED PURSUANT TO

            SECTION 302 AND 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony Durkacz, certify that:

   1. I have reviewed this quarterly report on Form 6K of Astris Energi Inc.;

   2. To the best of my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

   3. To the best of my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

   4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a.  designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b.  evaluated the effectiveness of the company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report; and

c. presented in this quarterly report our conclusions about effectiveness of the disclosure controls and procedures based on our evaluation of that date;

   5. I have disclosed, based on our most recent evaluation, to the Company's auditors and the board of directors:

a.  all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.  any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

   6. I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

   7. This report on Form 6K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Dated: December 1, 2003               By: /s/ Anthony Durkacz

                                      -----------------------

                                      V.P. Finance & Treasurer

                       CERTIFICATION PURSUANT TO

              18 USC, SECTION 1350, AS ADOPTED PURSUANT TO

          SECTION 302 AND 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jiri K. Nor, certify that:

   1. I have reviewed this quarterly report on Form 6K of Astris Energi Inc.;

   2. To the best of my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

   3. To the best of my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

   4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a.  designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b.  evaluated the effectiveness of the company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report; and

c.  presented in this quarterly report our conclusions about effectiveness of the disclosure controls and procedures based on our evaluation of that date;

   5. I have disclosed, based on our most recent evaluation, to the Company's auditors and the board of directors:

a.  all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

   6. I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

   7. This report on Form 6K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Dated: December 1, 2003                 By: /s/ Jiri K. Nor

                                        ---------------------------

                                        President